December 30, 2010


Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:   Southwest Georgia Financial Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      Form 10-Q for the Fiscal Quarter Ended September 30, 2010
      Filed November 15, 2010
      File No. 1-12053

Dear Mr. Webb:

    Enclosed are responses to your 2009 10-K and September 30, 2010 10-Q comments in a letter dated December 21, 2010, to Southwest Georgia Financial Corporation. The responses are numbered accordingly to your comment numbers.

             In Response to your Comments Dated December 21, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

1. Management will address in future filings.

2. All of Southwest Georgia Financial Corporation's and Bank's compensation plans were disclosed in the proxy statement. The Corporation and Bank have no compensation policies or practices which provides any incentives compensation to executive officers which will expose the Corporation to significant risk. Management will address this in future filings.

3.  Management will address in future filings.

4.  Management will address in future filings.

5.  Management will address in future filings.

6.  Management will address in future filings.

7.  Management will address in future filings.

8.  Management will address in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

9. As of September 30, 2010, there were no impaired loans for which there is a related allowance for credit losses. There were no impaired loans for which there is no allowance for credit losses. This amount reconciles with the non-recurring fair value of impaired loans disclosures on page 18. Management will disclose this information in future filings.

10.  Management will address in future filings.



                                      -1-

11. Security Investments (other than temporarily impaired)

                              Amortized  Unrealized  Unrealized   Fair
September 30, 2010              Cost       Gains      Losses *    Value
                                         (Dollars in thousands)
Equity Securities:
Fannie Mae Preferred Stock      $ 174      $ 0         $ 139      $ 35
Freddie Mac Preferred Stock        36        0            19        17
    Total Equity Securities     $ 210      $ 0         $ 158      $ 52

* losses recognized in accumulated other comprehensive income

                           Less Than Twelve Months    Twelve Months or More
                                         (Dollars in thousands)
                              Gross                     Gross
September 30, 2010          Unrealized    Fair        Unrealized    Fair
                              Losses      Value         Losses      Value
Equity Securities:
Fannie Mae Preferred Stock     $ 0        $ 0          $ 139       $ 35
Freddie Mac Preferred Stock      0          0             19         17
    Total Equity Securities    $ 0        $ 0          $ 158       $ 52

12. The Corporation had no corporate note debt securities as of September 30, 2010; therefore, none are in a continuous loss position.

13.  Equity Securities as of September 30, 2010:

                              Amortized    Unrealized     Fair
September 30, 2010               Cost        Losses       Value
                                    (Dollars in thousands)
Equity Securities:
Fannie Mae Preferred Stock     $ 174        $ 139        $ 35
Freddie Mac Preferred Stock       36           19          17
Park Avenue Bank Stock            12           11           1
    Total Equity Securities    $ 222        $ 169        $ 53

                     Amortized    Unrealized   Unrealized    Fair
September 30, 2010     Cost         Gains       Losses       Value
                                   (Dollars in thousands)
Total securities     $ 83,361      $ 2,780      $ 182       $ 85,959

 * The amount of unrealized losses on equity securities is not significant compared with a net unrealized gain of $2.6 million. Our total investments portfolio has unrealized losses of $182 thousand and unrealized gains of $2.8 million.
                                      -2-

 * These equity securities listed above have been in an unrealized loss position over twelve months. Management believes that the equity securities remaining in our portfolio are not completely impaired, as they are still listed on the exchange. Over the next several months, management will continue to monitor the condition of these securities to determine their fair value and status of impairment. Management has the ability to hold them until recovery or write-down.

Management's Discussion and Analysis of Financial Condition and Results of Operations

14. Loan Portfolio and Allowance for Loan Losses

Guide 3 information for loans and allowance for loan losses are included in the Corporation's 10-K under Item 1. Business
        A) Table 4 - Loan Portfolio
	B) Summary of Loan Loss Experience
	C) Allocation of Allowance for Loan Losses

As requested for September 30, 2010, Items III and IV information is as follows:

                                       September 30, 2010   December 31, 2009
                                                (Dollars in thousands)
Commercial, financial and agricultural     $  24,575           $  25,731
Real estate:
  Construction loans                          17,861              15,597
  Commercial mortgage loans                   49,719              50,337
  Residential loans                           52,039              51,314
  Agricultural loans                           7,835               7,225
Consumer & Other                               9,296              10,056
       Total loans                           161,325             160,260
Less:
Unearned income                                   28                  30
Allowance for loan losses                      3,002               2,533
       Net loans                           $ 158,295           $ 157,697

The following table shows maturities as well as interest sensitivity of the commercial, financial, agricultural, and construction loan portfolio at September 30, 2010.

                                                Commercial,
						Financial
                                              Agricultural, and
						Construction
                                            (Dollars in thousands)
Distribution of loans which are due:
   In one year or less                         $   16,202
   After one year but within five years            19,715
   After five years                                 6,519

         Total                                 $   42,436

                                      -3-

The following table shows, for such loans due after one year, the amounts which have predetermined interest rates and the amounts which have floating or adjustable interest rates at September 30, 2010.

                                     Loans With
                                   Predetermined     Loans With
                                       Rates       Floating Rates     Total
                                               (Dollars in thousands)
 Commercial, financial,
  agricultural and construction      $ 16,603         $ 9,631       $ 26,234

The following table presents information concerning outstanding balances of nonperforming loans and foreclosed assets for the indicated period.

                                    Nonperforming loans
                                                    Potential
                  Nonaccrual  Past-Due Renegotiated  Problem        Foreclosed
                    Loans       Loans     Loans       Loans   Total   Assets
                                          (Dollars in thousands)
September 30, 2010 $   508    $    0     $    0      $    0  $   508  $ 3,097
December 31, 2009  $ 1,521    $    0     $   62      $    0  $ 1,583  $ 3,832

The following table is a summary of average loans outstanding during the reported period, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off by loan category, and additions to the allowance which have been charged to operating expenses.

                                                   September 30,  December 31,
                                                      2010            2009
                                                    (Dollars in thousands)
Average loans outstanding                            $160,599       $153,149

Amount of allowance for loan losses at
 beginning of period                                 $  2,533       $  2,376

Amount of loans charged off during period:
   Commercial, financial and agricultural                 100              0
   Real estate:
       Commercial                                          30              0
       Residential                                         52            147
       Agricultural                                         0              0
    Installment                                            92            281

        Total loans charged off                           274            428

Amount of recoveries during period:
   Commercial, financial and agricultural                  20              0
   Real estate:
       Commercial                                           0              0
       Residential                                          0              0
       Agricultural                                       241              0
    Installment                                            32             49

        Total loans recovered                             293             49

Net loans charged off (recovered) during period           (19)           379

Additions to allowance for loan losses charged to
 operating expense during period                          450            536

Amount of allowance for loan losses at end of period $  3,002       $  2,533

Ratio of net charge-offs (recoveries) during period
 to average loans outstanding for the period            (0.01)%         0.25%

Management has allocated the allowance for loan losses within the categories of loans set forth in the table below according to amounts deemed reasonably necessary to provide for possible losses. The amount of the allowance applicable to each category and the percentage of loans in each category to total loans are presented below.

                                       September 30, 2010  December 31, 2009
                                                (Dollars in thousands)
                                                    % of               % of
                                                    Total              Total
Category                                Allocation  Loans  Allocation  Loans
Commercial, financial and agricultural   $   456    15.2%   $   589    18.5%
Real estate:
     Construction                            333    11.1%       203     9.7%
     Commercial                              925    30.8%       852    31.4%
     Residential                             970    32.3%       702    32.1%
     Agricultural                            147     4.9%        96     4.5%
Installment                                  171     5.7%        91     3.8%
         Total                           $ 3,002   100.0%   $ 2,533   100.0%

Management acknowledges that:
  * Southwest Georgia Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, and
  * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
  * Southwest Georgia Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


If you have any further questions, please contact me at (229) 873-3830 or email me at george.kirkland@sgfc.com.

                                           Sincerely,

                                           /s/George R. Kirkland
                                           George R. Kirkland
                                           Senior Vice President and Treasurer